Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following is a slide presenation presented to investors of Covance on November 3, 2014:

LabCorp to Acquire Covance Creating the World’s Leading Healthcare Company November 3, 2014

FORWARD LOOKING STATEMENT Cautionary Statement Regarding Forward Looking Statements This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.   The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

FORWARD LOOKING STATEMENT Additional Information and Where to Find It  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.   Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.   In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.   Participants in Solicitation  LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.LabCorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Transaction Highlights

# TRANSACTION OVERVIEW

| | |
|---|---|
| **Terms** | • Current value of $105.12 per Covance share in cash and LabCorp shares<br>• Covance shareholders receive $75.76 in cash and 0.2686 LabCorp shares per Covance share<br>• Covance shareholders to own approximately 15.5% of LabCorp |
| **Transaction Value** | • Equity value of $6.1 billion<br>• Enterprise value of $5.6 billion<br>• Implied LTM EV/EBITDA multiple of 13.3x |
| **Premium** | • Implied 32% premium to closing price on 10/31/14 |
| **Accretion** | • Estimated annual cost synergies to exceed $100 million<br>• Synergies expected to be fully realized within three years of closing<br>• Expected to be accretive to adjusted EPS in 2015 before synergies |
| **Financing** | • Issue 15.55 million LabCorp shares<br>• $4.25 billion of committed debt financing<br>• Strong and stable free cash flow will enable rapid de-levering |
| **Company Headquarters** | • Corporate headquarters in Burlington, N.C.<br>• Covance division headquarters in Princeton, N.J. |
| **Leadership** | • David King, Chairman & CEO<br>• Joe Herring, Head of Covance division<br>• Glenn Eisenberg, Chief Financial Officer |
| **Closing** | • Closing expected Q1 2015<br>• Subject to Covance shareholder approval, regulatory approvals, customary closing conditions |

5

STRATEGIC RATIONALE - Why are we doing this? LabCorp + Covance Creates World’s Leading Healthcare Diagnostics Company  Strengthens Partnerships with Pharma, Physicians, Payors and Patients  Broadens Global Reach Expands Customer Base and Improves Revenue Mix Enables More Investment in Innovation Supports the Development of Personalized Medicine with Data and Information Tools Provides Superior Scale and Increases Breadth of Integrated Offerings  Enhances Financial Profile with Greater Revenue Growth, Cash Flows and Synergies

PROVIDING SERVICES FROM DEVELOPMENT THROUGH COMMERCIALIZATION Drug Development Biomarker Validation Clinical Trials Therapeutics Diagnostics Diagnostic Clinical Lab Services Covance Capabilities LabCorp Capabilities Phase I-IV Clinical Trials Central Laboratory Preclinical Laboratories Informatics / Risk-based Monitoring Biomarker Development /Companion Diagnostics Market Access Nutritional Analysis Physician and Patient Access and Connectivity Payor Relationships Health System Relationships Commercialization of Companion Diagnostics and Personalized Medicine Anatomic Pathology/Molecular Oncology and Genomics Services In Vitro Diagnostics Relationships Expanded Central Lab and Patient Data Analytics; Complementary Laboratory Testing and Drug Development Capabilities

## Delivering Unique Solutions to Trusted Partners

| Partners | Needs | Solutions |
|---|---|---|
| Pharma | • Global, end-to-end drug development partner<br>• Identification of patient populations<br>• Expedited, lower-cost, higher quality trials<br>• Approval support, therapy targeting and outcomes tracking | • Full spectrum of drug development services<br>• Advanced genomic and specialty biomarkers, diagnostic assays and LabCorp patient database<br>• Adaptive trial design, site selection and subject recruitment solutions<br>• Clinical diagnostics and specialty testing<br>• Risk-based monitoring and informatics |
| Physicians | • Enhanced subject recruitment<br>• Customized patient care<br>• Preferred provider networks | • Early identification through LabCorp patient databases<br>• Enhanced diagnosis and therapy selection<br>• Combined drug development services and specialty testing |
| Payors | • Superior preventive care<br>• Improved patient outcomes<br>• Lower cost clinical solutions | • Personalized medicine and companion diagnostics<br>• Safety and pharmacovigilance tools<br>• Predictive analytics |
| Patients | • Better/faster outcomes<br>• Improved care at lower cost | • Increased efficacy and reduced drug side effects<br>• Personalized therapy |

8

COMBINING AT THE RIGHT TIME – SIGNIFICANT OPPORTUNITIES TOGETHER US Health Care Spend of ~$5.8 trillion*  Other 15% Hospital Care 27% Nursing Home and Home Health 2% Physician Services 7% Lab Testing 3% Administration Costs 19% Prescription Drugs 27% Positive Industry Dynamics  Pharma outsourcing trend – drug sponsors shifting from fixed to variable cost models Growing demand for global trials support, including investigator and patient recruitment Increased pharma R&D spending and biotech funding Multiple large and growing therapeutic categories (e.g., oncology, infectious disease) Specialty and orphan drugs Companion diagnostics critical to drive efficacy and manage utilization of high priced drugs Increasing focus on personalized approaches to medicine Growing focus on quality, data, analytics and outcomes Opportunity to build international scale on a cost-efficient basis *Source: Centers for Medicare and Medicaid Services, Office of the Actuary, National Health Statistics Group; and U.S. Department of Commerce, Bureau of Economic Analysis and U.S. Bureau of the Census, and company estimates. Estimates spending as of year 2012.

ALIGNS WITH LABCORP’S FIVE PILLAR STRATEGY 1 Deploy Capital To Investments That Enhance Company’s Business and Return Capital To Shareholders Accretive to adjusted EPS in year one Strong, stable cash flow and superior financial resources Platform for future acquisitions and growth Additional payors and revenue sources Natural platform for international expansion 2 Enhance IT Capabilities To Improve Physician And Patient Experience Capitalizes on Covance’s recent IT investments Technologies that drive faster data delivery to customers, physicians and patients  Risk-based monitoring and predictive analytics  Convey data to customers on real-time basis Formidable combination of analytics and bio- informatics resources  3 Improve Efficiency To Offer Compelling Value In Company Services Increases scale of central lab operations  Combines data resources, allowing for efficient patient recruitment and lower cost/faster clinical trials  Opportunity to drive efficiency across supply chain and infrastructure of combined entity 4 Scientific Innovation Focus on new technologies and innovation across diagnostics and therapeutics Comprehensive pharmaceutical support services, including commercialization of companion diagnostics and other biomarkers 5 Develop Knowledge Services Strengthens touch point and engagement potential with both physicians and patients Uses combination of clinical data and longitudinal data to improve patient care and clinical decision support  Transformative combination that enhances personalized medicine and improves the development of therapeutics Provides novel knowledge offerings for pharmaceutical clients to revolutionize drug commercialization

Covance Highlights and Third Quarter Results

COVANCE: THE WORLD’S MOST COMPREHENSIVE DRUG DEVELOPMENT COMPANY Covance is the only CRO offering full-spectrum drug development services Market-leading central laboratory and preclinical franchises Top five provider of Phase I-IV clinical trial management services Market-leading informatics and risk-based monitoring expertise Expertise in biomarker discovery and development Market leader in nutritional chemistry Industry-leading global operations led by strong management and scientific teams: >12,500 employees in >60 countries Trial activity in >100 countries Annual Revenue >$2.5 billion Market Cap ~$5 billion Established relationships with all of top 20 pharma; several hundred biopharmaceutical clients Contributed to the development of over 90% of the 50 best selling medicines on the market today

ONLY DRUG DEVELOPMENT COMPANY WITH A FULL RANGE OF R&D SERVICES Pharmaceutical/Biotechnology Research & Development Discovery Drug Safety (IND) Efficacy (NDA) Approval Covance Generates More Safety and Efficacy Data Than Any Other Entity Involved in Drug Development

CRO MARKET DYNAMICS ($ in billions) Projected Pharma R&D Spend 2013 – 2020 CAGR: 2.4% $ 137 $ 141 $145 $ 148 $151 $ 155 $ 158 $162 2.1% 3.1% 2.5% 2.4% 2.3% 2.2% 2.1% 2.3% 2013 2014 2015 2016 2017 2018 2019 2020 Pharma R&D Spend Growth CRO Market Size 2013 – 2020 CAGR: 7.2% $ 50 $ 55 $ 58 $ 62 $ 67 $ 71 $ 76 $ 81 37% 39% 40% 42% 44% 46% 48% 50% 2013 2014 2015 2016 2017 2018 2019 2020 Outsourced Clinical Development CRO Market Penetration Source: Evaluate Pharma and William Blair Equity Research (April 25, 2014)

COVANCE REVENUE *Central Laboratory 32.8% Early Development (toxicology, food/drug chemistry, clinical pharmacology, research products, discovery services) 36.3% *Phase II-IV Clinical Development and other 30.9% * 63.7% Late-Stage Development By Geography (LTM-Sept. 30 Distribution of Net Revenues) U.S. 46.5% Outside U.S. 53.5%

COVANCE THIRD QUARTER EARNINGS HIGHLIGHTS ($ in millions except EPS) 3Q14 3Q13 Change  GAAP Net Revenues $627.1 $606.7 3.4%  Operating Income $76.5 $62.6 22.2%  Operating Margin 12.2% 10.3% +190 bps  Net Income $66.0 $44.2 49.3%  Diluted Earnings per Share $1.16 $0.78 48.8%  Pro forma Restructuring Costs ($3.2) ($4.9)  Operating Income, excluding items* $79.7 $67.5 18.1%  Operating Margin, excluding items* 12.7% 11.1% +160 bps  Gain on Sale of Business/Investment $13.4 -  Net Income, excluding items* $56.1 $47.3 18.6%  Diluted EPS, excluding items* $0.98 $0.83 18.2%  * See Covance press release for  pro forma income statements for reconciliation of  2014/2013 GAAP to pro forma amounts.

INDEPENDENT SURVEYS RANK COVANCE MOST PREFERRED CRO “Covance is the clear favorite clinical CRO to work with” 62% vs. next CROs at 44%, 37%, 29%, 21% and 9%,  N = 104 Baird Equity Research (3/20/14) Covance received the most mentions as the best-positioned CRO to win preclinical work (n=100) William Blair Equity Research (4/25/14) “Covance received highest score in both preclinical and clinical quality” N=43 Morgan Stanley Research North America (3/3/13) Covance Central Laboratory Services named most preferred lab by investigators by a wide margin  47% vs. 23% and 9% for next two preferred; N= 258 Life Science Strategy Group (7/26/13)

Financial Highlights

PROFILE OF COMBINED COMPANY LTM Ended Sept. 30, 2014  ($ in Millions) LabCorp Covance Pro Forma Combined  Revenue $5,936 $2,510 $8,446  Adjusted EBITDA1, 2 $1,191 $424 $1,615  EBITDA Margin 20.1% 16.9% 19.1%  Operating Cash Flow $774 $325 1,099  Capital Expenditures $217 $164 $381 Free Cash Flow $557 $161 $718 Strategic acquisition that meets Company’s financial criteria: Accretive to Adjusted EPS before synergies in Year 1 Earns cost of capital by Year 4

OVERVIEW OF FINANCING SOURCES & USES Enterprise Value of $5.6 Billion, 13.3x LTM EBITDA  Uses Sources Purchase of Covance Equity $ 6,085 LabCorp Equity Issued $ 1,700 Covance Debt 250 LabCorp Cash 400 Covance Cash (705) LabCorp Debt Financing 3,900 Enterprise Value $ 5,630 $ 6,000 Investment Grade Ratings Anticipated Expected Leverage at Transaction Close ~4.1x Debt/EBITDA

FINANCING Bridge Facilities Revolving Credit Facility Term Loan Senior Notes  Principal Amount: $4.3 billion $1 billion $1 billion $2.9 billion  Maturity: 364 days 5 years 5 years 5-30 years  Indicative Interest Rates: L+125 bps L+125 bps L+125 bps 5 Yr: T+120 bps 10 Yr: T+160 bps 30 Yr: T+195 bps  Security: Unsecured Unsecured Unsecured Unsecured  Financial Covenants: Max Leverage of 4.75x Debt/EBITDA Max Leverage of 4.75x Debt/EBITDA (with step downs) Max Leverage of 4.75x Debt/EBITDA (with step downs) Standard light covenant package consistent with outstanding notes

FINANCING Anticipated Debt Maturity Timeline Free Cash Flow used to pay down debt Expect to be at targeted leverage ratio in 2016 $1 billion credit facility (5 years) unutilized at time of close $2,000 1800 1600 1400 1200 1000 800 600 400 200 0 $250 $325 $500 $400 $1,000 $1,000 $500 $600 $500 $132 $500 $300 $1,000 $900 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2045 Outstanding Debt New Bond Issuances New Term Loan New Credit Facility Free Cash Flow used to pay down debt Expect to be at targeted leverage ratio in 2016 $1 billion credit facility (5 years) unutilized at time of close

Multiple opportunities for cost savings and enhanced efficiency LabCorp and Covance Have a Shared Focus on Operational Efficiency  Business Optimization  Corporate Overhead  Purchasing & Logistics  Estimated Cost Synergies to Exceed $100 Million and Be Fully Realized Within 3 Years  Transaction Accretive to Adjusted EPS in 2015 Before Synergies

EXPANDS CUSTOMER BASE Standalone LabCorp Revenue Mix - 2013 Commercial Clients 30% Managed Care 46% Medicare and Medicaid 17% Private Patients 7% Standalone Covance Revenue Mix - 2013 3% 97% Pharma/Biotech Food & Dietary Pro Forma Revenue Mix Pharma/Biotech 29% Commercial Clients 22% Managed Care 32% Private Patients 5% Medicare and Medicaid 12% Source: Company filings and management estimates.

EXPANDS GEOGRAPHIC REACH Standalone LabCorp Geographic Distribution of Revenue - 2013 UK 1% Canada 6% Other 1% USA 92% Standalone Covance Geographic Distribution of Revenue - 2013 Other 17% Euro Zone 9% Switzerland 17% UK 11% USA 46% Pro Forma Geographic Distribution of Revenue UK 4% Canada 4% Switzerland 5% Euro Zone 3% Other 5% USA 79% Source: Company filings and management estimates.

Conclusion

NEXT STEPS Expect Q1’15 Closing Covance shareholder vote Regulatory approvals Expect Smooth Integration Covance CEO Joe Herring to join leadership team as head of Covance division Will preserve strong Covance brand; Princeton to remain Covance division headquarters LabCorp has strong track record of successful integrations Limited overlap will contribute to seamless integration

Compelling benefits for both companies Benefits to LabCorp Enhances LabCorp platform with leading full-service CRO business, providing one-stop shop for growing pharma outsourcing needs; supports continuum from drug and diagnostic development to clinical utilization Expands ability to support personalized medicine and companion diagnostics development Improves capability to support global trials, including investigator and patient recruitment Increase in size of central lab Provides new revenue streams that capitalize on core competencies Increases touch points to physicians and patients Increased fill-in acquisition targets Benefits to Covance Broadens data analytics capabilities Enhances partnerships with pharma on both therapeutic and diagnostics development Strengthens biomarker development by leveraging LabCorp’s expertise in genomic and specialty biomarkers Improves subject recruitment Aligns with LabCorp’s network of 220,000 physicians Leverages LabCorp’s superior IT connectivity with physicians, providers & patients, including LabCorp’s patient portal with more than 625,000 enrollees Reduces customer concentration Provides strong, stable cash flow and superior financial resources Combined Company Will Generate Strong and Stable Cash Flows

LabCorp to Acquire Covance CREATING THE WORLD’S LEADING HEALTHCARE DIAGNOSTICS COMPANY November 3, 2014